Exhibit 1

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF NOVEMBER 13, 2023

The information included in this Exhibit 1 supplements the information about Brazil contained in Brazil’s annual report for the year ended December 31, 2022, on Form 18-K, filed with the Securities and Exchange Commission on September 20, 2023, as may be amended from time to time. To the extent the information in this Exhibit 1 is inconsistent with the information contained in such annual report, the information in this Exhibit 1 replaces such information. Capitalized terms not defined in this Exhibit 1 have the meanings ascribed to them in the such annual report.

COVID-19

As of November 4, 2023, Brazil had reported 37.9 million confirmed cases of COVID-19 since the beginning of the COVID-19 pandemic, of which 706,986 were fatal (resulting in a 336.42 per 100,000 inhabitants COVID-19 mortality rate in the country). As of November 10, 2023, 85.1% of the Brazilian population had completed the first full COVID-19 vaccination cycle (two doses) and 91.1% of the population had received at least one dose of the COVID-19 vaccine. As of November 10, 2023, 56.0% of the population had also received a third dose of the COVID-19 vaccine.

The Republic began administering a bivalent COVID-19 vaccine on February 27, 2023. This vaccine improves immunity against the original strain virus and against the Omicron variant. The vaccine has a safety and efficacy profile similar to that of monovalent vaccines. The bivalent booster doses were first given to people at higher risk of developing severe forms of COVID-19, such as persons over 60 years of age and people with disabilities; on April 24, 2023, it was extended to citizens older than 18 years old. As of November 10, 2023, 17.01% of the population had received the bivalent COVID-19 vaccine booster.

THE FEDERATIVE REPUBLIC OF BRAZIL

Population

As of August 1, 2022, according to the 2022 census conducted by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística or IBGE, for its acronym in Portuguese), Brazil’s population was 203.1 million. Population figures for the years in which there is no census are estimates based on the last available census, which in the case of years 2011 through 2021, was the 2010 census. The 2010 census predicted an average annual population growth rate of 0.7%, although the actual annual growth rate observed in the 2022 census was 0.52%, the lowest historical value. As such, the population growth rate estimates in 2021 was based on the prediction of the 2010 census. As the actual population growth rate has been lower than predicted, actual population size, as shown in the 2022 census, is lower than projected between 2010 and 2021. Additionally, and quite importantly, the estimate in 2021 did not account for the deaths caused by the COVID-19 pandemic.

According to the demographic census conducted from August 2022 through February 2023, the median age of the Brazilian population was 35 years in the year 2022. The following table sets forth the age distribution of the Brazilian population in the year 2022.

Table No. 2

Brazilian Population Distribution by Age and Gender

2022

Age	Number of men	Percentage of men	Number of women	Percentage of women
0-4 years	6,461,689	6.6%	6,243,171	6.0%
5-9 years	7,011,282	7.1%	6,738,158	6.4%
10-14 years	6,992,746	7.1%	6,682,215	6.4%
15-19 years	7,317,515	7.4%	7,058,427	6.8%
20-24 years	7,767,306	7.9%	7,699,157	7.4%
25-29 years	7,627,458	7.7%	7,842,265	7.5%
30-34 years	7,537,285	7.6%	7,935,832	7.6%
35-39 years	7,827,333	7.9%	8,345,458	8.0%
40-44 years	7,781,059	7.9%	8,291,111	7.9%
45-49 years	6,549,109	6.6%	7,091,003	6.8%
50-54 years	6,014,391	6.1%	6,584,190	6.3%
55-59 years	5,419,505	5.5%	6,149,601	5.9%
60-64 years	4,605,834	4.7%	5,338,555	5.1%
65-69 years	3,588,052	3.6%	4,288,180	4.1%
70-74 years	2,615,350	2.7%	3,243,186	3.1%
75-79 years	1,657,786	1.7%	2,189,593	2.1%
80-84 years	1,009,852	1.0%	1,465,178	1.4%
85-89 years	493,649	0.5%	835,554	0.8%
90-94 years	194,341	0.2%	385,388	0.4%
95-99 years	50,319	0.1%	114,859	0.1%
Over 100 years	10,570	0.0%	27,244	0.0%

Source: Instituto Brasileiro de Geografia e Estatística or “IBGE”

Political Developments

Investigations into Antidemocratic Acts

On January 8, 2023, demonstrators invaded the Planalto presidential palace, the National Congress and the Federal Supreme Court (Supremo Tribunal Federal or the STF, for its acronym in Portuguese) in Brasilia, the capital of Brazil. About three hours after the invasion had begun, the police were able to gain control of the riot.

As of January 9, 2023, Ibaneis Rocha, governor of the Federal District, had been removed from office for 90 days amid allegations that local forces under his control had intentionally failed to stop the invasion of key government buildings during the January 8, 2023 riot. On March 15, 2023, STF judge Alexandre de Moraes authorized Ibaneis Rocha to return to office while investigations into his behavior are ongoing.

On January 14, 2023, former Federal District Security Secretary, Anderson Torres, was arrested by the Federal Police on allegations of collaboration in the antidemocratic acts. On May 11, 2023, STF judge Alexandre de Moraes authorized Torres’ release from prison. Investigations into the allegations against him are ongoing.

On May 25, 2023, Congress opened a parliamentary probe (Comissão Parlamentar Mista de Inquérito or CPMI, for its acronym in Portuguese) to investigate malfeasance and involvement in the January 8, 2023 antidemocratic acts.

On August 18, 2023, the Federal Police and the Attorney General’s Office launched the Incúria Operation targeted to investigate the conduct of Federal District authorities during the January 8, 2023 antidemocratic acts. Among the officers preventively detained during the operation are then-commander of the Military Police of the Federal District, Colonel Klepter Rosa Gonçalves, and his predecessor in office, Colonel Fábio Augusto Vieira, who was in command on January 8, 2023.

On September 13, 2023, the STF began the trial of criminal charges against defendants allegedly involved in the January 8, 2023 antidemocratic acts. The Court analyzes and judges each criminal offense individually based on the charges presented by the Attorney General’s Office (Procuradoria Geral da República or PGR, for its acronym in Portuguese). As of October 27, 2023, 20 criminal cases have been adjudicated, with all 20 defendants convicted and sentenced.

On October 18, 2023, the CPMI approved the commission’s final report, calling for the indictment of 61 people, including former president Jair Bolsonaro. The report was forwarded to the Attorney General’s Office, the Federal Police, the Federal Supreme Court, the Superior Electoral Court (Tribunal Superior Eleitoral or TSE, for its acronym in Portuguese) and the Federal Government Compliance Office (Controladoria Geral da União or CGU, for its acronym in Portuguese), in each case to deepen investigations and determine responsibilities.

On October 25, 2023, the Federal Police began the 19th phase of investigation “Lesa Pátria” (or “crimes against the State”). This investigation seeks to identify the persons who participated in, financed, or in any way encouraged actions that culminated in the plundering of the National Congress, the Planalto presidential palace and the Federal Supreme Court buildings on January 8, 2023. The persons suspected of these acts could be charged with crimes, such as attempting a coup d’etat, qualified damage to property (dano qualificado), criminal association, and criminal incitement.

Other Investigations

On August 11, 2023, the Federal Police launched Operation Lucas 12:2, an investigation into alleged incidents of criminal embezzlement and money laundering. The individuals under investigation are suspected of using their positions to illegally sell goods abroad, which had been delivered by foreign authorities to representatives of the Brazilian Government in their official capacities. As part of the investigation, on August 18, 2023, STF judge Alexandre de Moraes authorized access to banking and other confidential information of former president Jair Bolsonaro and his wife Michele Bolsonaro.

On September 9, 2023, STF judge Alexandre de Moraes approved the plea agreement of Mauro Cid, former assistant to former President Jair Bolsonaro, who had been under arrest since May 3, 2023, for an alleged criminal association to falsify official COVID-19 immunization records. He has also been investigated for involvement in a scheme of illegally selling goods abroad.

Cabinet Changes

On April 19, 2023, Gonçalves Dias, head of the Institutional Security Bureau (Gabinete de Segurança Institucional or GSI, for its acronym in Portuguese), resigned after footage of him in the presidential palace during the January 8, 2023 riot leaked. On May 4, 2023, Marcos Antonio Amaro dos Santos took office as the new head of the GSI.

On July 14, 2023, Celso Sabino took office as Tourism Minister, replacing former Minister Daniela Carneiro.

On September 13, 2023, Márcio França, former Ports and Airports Minister, took office as Minister of the newly created Ministry of Entrepreneurship, Microenterprise and Small Business. Silvio Costa Filho replaced Márcio França as Ports and Airports Minister, and André Fufuca took office as Sports Minister, replacing former Minister Ana Moser.

2022 Federal and State Elections

On June 30, 2023, former president Jair Bolsonaro was deemed ineligible to hold office for eight years by the Superior Electoral Court. The former president was convicted for abuse of political power and misuse of media for holding, and broadcasting by government media, a meeting with foreign ambassadors on July 18, 2022, in which he made allegations raising suspicions about the reliability of the vote-counting process. On October 11, 2023, STF judge Dias Toffoli rejected two appeals presented by former president Jair Bolsonaro and the Liberal Party (Partido Liberal or PL, for its acronym in Portuguese) against the R$20,000 fine imposed by the TSE as a result of this conviction.

On October 31, 2023, the TSE convicted former president Jair Bolsonaro and Walter Braga Netto, candidates for the Presidency and Vice-Presidency of the Republic in the 2022 elections, for abuse of political and economic power in the Independence Day celebrations, held on September 7, 2022, in Brasilia and in Rio de Janeiro. The decision deems both men ineligible to hold office for eight years, starting from the 2022 election day. The TSE also convicted them for conduct incompatible with their official duties, imposing fines in the amount of R$425,640 on Jair Bolsonaro and R$212,820 on Braga Netto.

Legislative Reforms

Tax Reform

On July 7, 2023, the Lower House approved the main text of the proposed tax reform bill in a second round of voting, aiming to simplify the Brazilian tax framework. The bill was sent to the Senate, where, because it is an amendment to the federal constitution, it must also be voted on in two rounds. The main features of the reform include (i) merging five levies into two value-added tax (VAT) rates (one federal and one regional), defined by complementary law (lei complementar); and (ii) changing tax collection from a tax on production to a tax on consumption. On November 8, 2023, the reform was approved in two rounds by the Senate and sent back to the Lower House for new approval because the original version of the text was modified.

Also on July 7, 2023, the Lower House passed a bill changing tax trial rules within Brazil’s Federal Administrative Council of Tax Appeals (Carf, for its acronym in Portuguese), which hears taxpayers’ administrative cases. The bill returns the final decision-making authority in cases of a tied vote between members of the initial panel hearing a case to the Ministry of Finance representative on the Carf tax appeal board. In April 2020, with the approval of Law No. 13.988/20, the power had been awarded to the appealing taxpayer. On August 30, 2023, the bill was approved by the Senate and on September 21, 2023, it was enacted by the President, becoming Law No. 14,689/2023. The government expects this reversal to result in an increase of roughly R$59 billion in revenues in 2023.

Sanitation and Sewage Regulatory Framework

On July 12, 2023, after negotiations with Congress, President Luiz Inácio Lula da Silva issued a series of decrees revoking earlier decrees which had modified the Sanitation and Sewage Regulatory framework adopted in 2020. Among the controversial points of the earlier decrees had been the expansion of the possibility of private investment in basic sanitation projects due to the end of a 25% limit on private participation in undertakings in public sanitation projects. The July decrees reestablished the 25% limit and also allowed state-owned companies to intervene without bidding in metropolitan regions.

Public Spending Caps

The proposal for a new fiscal framework was approved on May 24, 2023, by the Lower House and, later, on June 21, 2023, by the Senate. On August 22, 2023, the bill was approved by Congress and on August 31, 2023, it was enacted by the President. The new fiscal rule replaces the spending cap rule. For more information on the former spending cap, see “Public Finance” in the Republic’s Annual Report on Form 18-K. This new framework combines a spending limit that is more flexible than the spending cap with a primary result target (result of public accounts net of interest on government debt). The increase in expenditures will be limited to a range between 0.6% and 2.5% above inflation per year and limited to 70% of the increase in revenue over the previous 12 months. On August 22, 2023, the bill was approved by Congress, and on August 31, 2023, it was enacted by the President.

Gambling Regulations

On September 13, 2023, the Lower House approved a bill that regulates sports betting, including increasing and redistributing tax and licensing revenues levied from these activities. The bill is under discussion in the Senate.

Federal Supreme Court

On July 5, 2023, Cristiano Zanin Martins was officially confirmed as a STF judge replacing judge Ricardo Lewandowski, who retired.

On September 30, 2023, STF judge Rosa Weber retired. President Lula has not yet announced who will be appointed to fill the position. There is no deadline for such appointment.

Taxation on Offshore and Closed-end Funds

On October 25, 2023, the Lower House approved a bill which alters rules on taxation on offshore and closed-end funds. The initial version of the bill, proposed by the government, estimated the measure would provide an increase of R$20 billion in revenues in 2024 but with the alterations made by the Lower House this amount is expected to be lower. The bill awaits a vote in the Senate.

Foreign Affairs, International Organizations, and International Economic Cooperation

Brazil is currently negotiating to become a full member of the Organization for Economic Cooperation and Development (OECD). This step is expected to expand the country’s integration into the global economy by improving the domestic business environment and aligning public policies with best international practices. It may also contribute to inclusive and sustainable growth in Brazil and encourage structural reforms aimed at improving governance, increasing transparency, refining public policies, and strengthening society’s confidence in Brazilian institutions. There is also a probability that the full membership may expand opportunities for international cooperation focused on innovation and productivity, increasing Brazilian competitiveness on a global scale.

On March 29, 2023, the Central Bank of Brazil entered into an agreement with the Central Bank of China to permit commercial transactions between the two countries to be settled in Chinese currency.

In addition, Brazil is a member of several other organizations including, but not limited to, the Group of Twenty (G-20), Mercosul and the BRICS. On August 24, 2023, the president of the BRICS announced that from January 1, 2024 on the bloc will be expanded to include six new members: Argentina, Saudi Arabia, Egypt, United Arab Emirates, Ethiopia and Iran.

Mercosul is also currently negotiating a trade agreement with the European Union.

Employment and Labor

Employment Levels

From September 1, 2023 through September 30, 2023, formal employment increased by 0.48%, with the creation of 211,764 jobs, compared to an increase of 0.66% during the same period in the prior year, with the creation of 278,023 jobs in the period. During the second quarter of 2023, the unemployment rate in Brazil was 8.0%, a decrease of 0.8 percentage points compared to the first quarter of 2023, and a decrease of 1.3 percentage points compared to the second quarter of 2022.

Wages

From May 1, 2023, the minimum monthly wage was adjusted to R$1,320.00, an increase of 1.38% relative to the April 2023 value (R$1,302.00) and of 8.91% relative to the December 2022 value (R$1,212.00). On August 28, 2023, Law No. 14,663, which establishes a rule for real minimum wage adjustments, was enacted. Under the new rule, beginning January 1, 2024, minimum wages will be adjusted by the previous year inflation (measured by the National Consumer Price Index – INPC, for its acronym in Portuguese, accumulated in 12 months until November of the previous year) plus the GDP growth of two years ago.

On May 12, 2023, President Luiz Inácio Lula da Silva approved a law that allows the federal government to transfer R$7.3 billion to states and municipalities in 2023 to fund the new nursing professionals minimum wage. The funding will be provided by the capitalization of the Social Fund, created by Law No. 12.351/2010 to allocate resources from oil exploration to health and other social areas.

The draft of the 2024 Budgetary Guidelines (PLDO 2024, for its acronym in Portuguese) estimated a minimum monthly wage of R$1,389.00 for 2024, considering a forecasted INPC (National Consumer Price Index) of 3.3%.

The 2024 Budget Bill (PLOA 2024, for its acronym in Portuguese) provides for a minimum wage of R$1,421.00, R$32.00 higher than the value of R$1,389.00 proposed previously in the 2024 Budgetary Guidelines. This represents an increase of 7.7% compared to the 2023 minimum monthly wage of R$1,320.00. The new value already includes the updated minimum monthly wage adjustment rule. For 2024, the adjustment rule considers the GDP growth of 2022 (2.9%).

Social Security

As of September 30, 2023, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 5.17% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended September 30, 2023 increased by 7.06% when compared to the one-month period ended September 30, 2022 (in real terms).

Environment

On April 4, 2014, BP Energy do Brasil requested authorization from the Brazilian Institute of the Environment and Renewable National Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or “IBAMA”, for its acronym in Portuguese) to carry out oil and gas drilling tests in an offshore area located 500km from the mouth of the Amazon River, close to the states of Amapá and Pará. In December 2020, the exploratory rights of this block were transferred to Petrobras. IBAMA denied the request, citing, among other reasons, that the documentation presented would not ensure the protection of the region’s biological diversity or the safety of indigenous communities. On May 25, 2023, Petrobras resubmitted the request to IBAMA for a new evaluation, which is still pending. On August 22, 2023, the Attorney General’s Office released a favorable opinion on granting the environmental licensing to Petrobras and suggested an agreement between IBAMA and the Ministry of Mines and Energy. On August 23, 2023, Marina Silva, the Minister of Environment and Climate Change, stated that such an agreement is not possible because the matter is technical in nature.

As of June 2023, areas in the Amazon under deforestation have decreased by 33% relative to December 31, 2022. It is the first decrease after a five-year period of increases.

On March 30, 2023, the Federal Revenue of Brazil published Normative Instruction No. 2138, which makes the issuance of an electronic receipt for gold financial assets mandatory. This document registers operations with gold as a financial asset or exchange instrument. On April 4, 2023, the STF suspended, on a precautionary basis, a section of Law No. 12844/2013 that had a presumption of legality of gold traded in Brazil and good faith of gold buyers. These measures are considered major advances in the fight against financial support for illegal gold mining activities, especially in regions such as the Amazon, and are expected to curb illegal actions that harm the environment, the Brazilian people and the country’s economy.

On May 24, 2023, the provisional measure established by President Luiz Inácio Lula da Silva’s cabinet was modified by Congress. The modifications included reassigning indigenous land demarcation responsibility from the Ministry of Indigenous Affairs to the Ministry of Justice and reassigning rural land registry responsibility from the Ministry of Environment and Climate Change to the Ministry of Agriculture. The move shifts the socio-environmental administrative structure of President Luiz Inácio Lula da Silva’s administration by stripping the authority of the Ministry of Indigenous Peoples (MPI) to demarcate, or legally recognize, indigenous territories.

On May 30, 2023, the Lower House approved a bill (PL 490/2007) that limits indigenous land recognition to territories proven occupied by indigenous population in 1988 (“marco temporal”). On September 21, 2023, the STF ruled that this bill was unconstitutional. On September 27, 2023, however, the bill was approved by the Senate and sent to the President for approval. On October 23, 2023, President Luiz Inácio Lula da Silva vetoed the bill almost entirely, including the “marco temporal” provision. Congress could still override the presidential veto with an absolute majority of votes by both houses.

On August 8, 2023, President Luiz Inácio Lula da Silva and the leaders of seven other Amazonian country-members of the Amazonian Cooperation Treaty signed the Belém Declaration. The Belém Declaration contains 113 guidelines agreed by the signing nations is intended to play a central role in implementing the Amazon cooperation agenda.

On August 11, 2023, the Ministry of Finance presented the Ecological Transformation Plan which aims to provide structural changes to the Brazilian economy and environment. The plan was coordinated by the Ministry of Finance and had the contribution and direct involvement of other ministries, such as the Ministry of Environment and Climate Change. The main measures of the Plan are the creation of the regulated carbon market, the issuance of sustainable sovereign bonds, the creation of a national taxonomy for sustainability and the reformulation of the climate fund to finance activities involving technological innovation and sustainability.

On October 3, 2023, the federal government announced measures to mitigate the socio-environmental impact of the drought in the Amazonian region. An amount of R$138 million is expected to be allocated for the dredging of the Madeira and Solimões rivers and providing humanitarian aid and reinforcement of firefighting, among other actions.

Brazil’s Sovereign Sustainable Bond Framework

With respect to Brazil’s sustainable development agenda, which mobilizes various stakeholders and federal agencies, the Federal Government established, through Decree No. 11.532, on May 16, 2023, the Sovereign Sustainable Finance Committee (CFSS, for its acronym in Portuguese), a permanent panel under the purview of the Ministry of Finance. On September 5, 2023, Brazil approved its sovereign sustainable bond framework (“Brazil’s Sovereign Sustainable Bond Framework” or the “Framework”), which contemplates that amounts at least equivalent to the net proceeds of sustainable sovereign bonds issued under the Framework may be allocated, through virtual allocation, to eligible expenditures in one of the following categories (subcategories defined in the Framework):

Environmental:

(i)	pollution prevention and control;

(ii)	renewable energy;

(iii)	energy efficiency;

(iv)	clean transport;

(v)	sustainable management of living and natural resources and land use;

(vi)	terrestrial and aquatic biodiversity;

(vii)	sustainable management of water and effluents;

(viii)	adaptation to climate change; and

(ix)	circular economy adapted products, production technologies and processes.

Social:

(i)	social-economic development and empowerment;

(ii)	food security and sustainable food systems;

(iii)	employment generation;

(iv)	access to affordable housing; and

(v)	access to basic infrastructure.

These categories have been defined in line with the International Capital Market Association’s (“ICMA”) Green Bond Principles 2021, Social Bond Principles 2023, and Sustainability Bond Guidelines 2021. The Framework also commits that any expenditures related to the following activities will be excluded from eligible categories:

(i)	government assistance and subsidies given to civil and military servants (housing assistance, pensions, retirement, medical and health plans, indemnity benefits);

(ii)	public utility advertising;

(iii)	indemnities or penalties linked to compliance with court decisions;

(iv)	alcohol for consumption, arms, tobacco or gambling industry;

(v)	weapons industry;

(vi)	planning or construction of airport infrastructure;

(vii)	planning or construction of maritime port infrastructure and maritime transport;

(viii)	highway planning or construction;

(ix)	mining;

(x)	inorganic or synthetic fertilizers, pesticides, or herbicides;

(xi)	extraction, transport, trade or generation of energy from mineral coal;

(xii)	extraction, transport, trade, generation of energy or production of fuels from oil, natural gas and derivatives;

(xiii)	construction, or generation of energy, from nuclear power plants;

(xiv)	any project or activity that directly or indirectly violates the rights of indigenous peoples, and traditional peoples and communities;

(xv)	any project or activity that is directly or indirectly linked to human rights violations, child labor and forced labor;

(xvi)	direct waste incineration; and

(xvii)	production or commercialization of any product or activity considered illegal under national or international laws or regulations, conventions and agreements signed by Brazil.

The Federal Government, through the CFSS, will publish updated information on the allocation of an amount equal to the net proceeds of any sustainable bonds issued under the Framework through full allocation and impact reports, as well as continuous monitoring of the assessment of eligible projects’ adherence to the Framework, as further indicated in the Framework.

In line with international market standards for issuances of sustainable bonds, the Federal Government submitted the Framework to external review by Morningstar Sustainalytics (“Sustainalytics”) to confirm its alignment with ICMA principles and guidelines. Sustainalytics is a company specializing in providing second-party opinions (“SPO”) for issuances of green, social and/or sustainability bonds. The SPO on this Framework is available on the National Treasury website.

On October 11, 2023, the Republic published the Pre-Issuance Indicative Resource Allocation Report with indicative resource allocation indicating the main budgetary programs that may be eligible to be contemplated by the first Brazilian sovereign sustainable issuance. The Pre-Issuance Indicative Resource Allocation Report indicates that resource virtual allocation should adhere to a range between 50% to 60% in the environmental category and between 40% to 50% in the social category. Regarding the timeframe, the Republic expects that at least 75% of the resources will be dedicated to financing new expenses and a maximum of 25% will be dedicated to refinancing of expenses already executed or in progress.

THE BRAZILIAN ECONOMY

Economy in 2023

Throughout 2023, the challenging global economic scenario in light of inflation and elevated interest rates, which could lead to a slowdown or even a recession in the United States and/or Europe, is likely to continue to exert pressure on the Brazilian economy. The recovery of growth in the Chinese economy in 2023 is expected to compensate only partially for the downward effects on the Brazilian economy stemming from economic scenario in the United States and Europe. At the domestic level, the Federal Government has made progress with the reform agenda, such as tax reform, preserving microeconomic advances of recent years, and reinforcing the commitment to fiscal sustainability. In May 2023, the Ministry of Finance revised upward its forecast for economic growth for 2023 from 1.6% to 1.9%. In July 2023, growth expectations were once more revised upward from 1.9% to 2.5% in light of positive growth results in the first quarter of 2023 and lower expectations for future interest rates, and inflation expectations were revised downwards from 5.58% to 4.85%. In September 2023, the Ministry of Finance GDP increased its growth forecast for 2023 from 2.5% to 3.2% as a result of GDP growth in the second quarter of 2023 exceeding expectations, an increase in the harvest projected for the year, and expectations of recovery of the Chinese economy in the fourth quarter of 2023. There is no assurance that such forecasts will prevail, and it is likely that outcomes will vary from the forecasts.

Novo PAC

On August 11, 2023, President Luiz Inácio Lula da Silva launched a new growth acceleration program (Novo Programa de Aceleração do Crescimento – or PAC, for its acronym in Portuguese) which is expected to invest R$1.7 trillion across all Brazilian states, R$1.4 trillion of which will be invested from 2023 through 2026, and the remaining R$0.3 trillion is to be invested after 2026. These investments are composed of (i) R$371 billion in federal government resources; (ii) R$343 billion in state-owned companies’ resources; (iii) R$362 billion in financing; and (iv) R$612 billion in private sector resources. The program intends to foster joint and committed efforts towards ecological transition, neo-industrialization, socially inclusive growth, and environmental sustainability.

Gross Domestic Product

In the first quarter of 2023, GDP increased by 1.8% compared to the fourth quarter of 2022. Compared to the first quarter of 2022, GDP increased by 4.0% in the first quarter of 2023, measured on a cumulative 12-month basis. The GDP results from the first quarter of 2023 were mainly influenced by the agriculture sector, which grew by 21.6%, the highest increase since the fourth quarter of 1996. Growth in the agriculture sector is partially explained by climate conditions that negatively affected the agricultural sector performance in the fourth quarter of 2022; by a seasonal effect (for example, soybeans, which represent approximately 70% of the crops harvested in the first quarter of 2023, are usually concentrated in the first half of the year); and by a record soybean harvest (IBGE forecasts a 24% growth in soybean harvest in the first half of 2023). The services sector increased by 0.6% while the industrial sector slightly decreased (0.1%).

In the second quarter of 2023, GDP increased by 0.9% compared to the first quarter of 2023. In the six-month period ended June 30, 2023, GDP increased by 3.7% compared to the same period in 2022. In the second quarter of 2023, GDP increased by 3.2% measured on a cumulative 12-month basis, compared to the second quarter of 2022. In the second quarter of 2023, the industry sector presented the strongest quarterly growth compared to the first quarter of 2023 (0.9%), followed by services (0.6%). In the second quarter of 2023, agriculture declined 0.9% compared to the first quarter of 2023.

Principal Sectors of the Economy

Public Utilities

Following the maintenance of favorable hydrological conditions, on October 27, 2023, the National Electric Energy Agency (ANEEL, for its acronym in Portuguese) maintained the green flag tariff for the month of November. Since April 2022, in light of favorable energy generation conditions, the green tariff has been in place, which means that no additional charges have been imposed on electricity bills. For more information on the green flag tariff, see “The Brazilian Economy” in the Republic’s Annual Report on Form 18-K.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On November 1, 2023, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or “COPOM”) reduced the Selic interest rate from 12.75% to 12.25% per annum.

Inflation

From September 30, 2023, to October 31, 2023, the IPCA increased by 0.24%. With respect to the 12-month period ended on October 31, 2023, the index increased 4.82%, 0.37 percentage points below the rate of 5.19% registered in the previous 12 months.

COPOM publishes a few inflation projections based on different hypothetical scenarios. In its baseline scenario, assuming an interest rate path extracted from the Focus survey (a survey of market expectations for economic indicators carried out by the Banco Central do Brasil or “BCB”) and an exchange rate that starts at R$5.00 to US$1.00 and evolves according to the purchase power parity (PPP), inflation projections stand at 4.7% for 2023, 3.6% for 2024 and 3.2% for 2025. In this scenario, inflation projections for administered prices are 9.3% for 2023, 5.0% for 2024, and 3.6% for 2025.

For the prospective scenario, the Committee discussed in greater depth the determinants of services inflation. The risks, partially incorporated into the reference scenario, arising from the El Niño climate phenomenon, as well as those relating to the evolution of international oil prices, were also mentioned. The uncertainty regarding El Niño was highlighted in particular regarding its magnitude, the period in which the phenomenon would have the strongest impact and individual effects on different food products. The COPOM maintained its assumption of incorporating a relatively small impact from El Niño into its food inflation projections, but some members emphasized the inflationary impacts in the event of a more extreme El Niño phenomenon. In the end, it was unanimously concluded that a contractionary and cautious monetary policy was necessary, in order to reinforce the disinflationary dynamic.

Central Bank Board

On July 12, 2023, Gabriel Muricca Galípolo and Ailton de Aquino Santos took office at the Central Bank of Brazil as Monetary Policy Director and Director of Supervision, respectively.

On October 30, 2023, Minister of Finance Fernando Haddad announced the appointment of Rodrigo Alves Teixeira for the position of Relationship, Citizenship and Conduct Supervision Director; and Paulo Picchetti to the position of International Affairs Director on the Central Bank of Brazil board. They are expected replace Maurício Moura and Fernanda Guardado, whose mandates end in December 2023. The recent appointments still need to be approved in a hearing by the Senate.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank, was R$4.9219 to US$1.00 (sell side) on November 10, 2023.

Financial Institutions

BNDES

In October 2023, the CMN decreased the long-term interest rate used for loans granted by the Brazilian National Development Bank (Banco Nacional do Desenvolvimento Econômico e Social or BNDES, for its acronym in Portuguese) (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese) from 7.00% to 6.55% per annum for the fourth quarter of 2023. As of November 2023, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for new BNDES loans was IPCA, plus 5.33% per annum.

Banking Supervision

Loan Loss Reserves

As of September 2023, the level of credit operations in arrears for over 90 days was at 3.49%, a decrease of 0.06 percentage points compared to 3.55% in August 2023. As of September 2023, the level of credit operations in arrears with respect to credits granted to households was 3.98%, a 0.13 percentage point decrease compared to 4.11% in August 2023. Arrears of credits provided to legal entities increased in September 2023 compared to the prior month (from 2.68% to 2.74%).

On June 5, 2023, the Federal Government launched Desenrola Brasil, a debt renegotiation program for low-income individuals aiming to reduce delinquency rates. The program will be executed in three phases. Phase 1 and 2 began on June 17, 2023, and Phase 3 began on October 9, 2023. Phase 1 is targeted at individuals whose income is no more than twice the minimum monthly wage or people who are enrolled in social benefits programs such as Bolsa Familia. In this phase, debts will be grouped and auctioned in a platform where financial institutions who offer the highest bid will have debts paid or renegotiated with a government guarantee. Phase 2 is targeted at individuals with monthly income up to R$20,000.00 and does not depend on a government guarantee. Instead, in exchange for debt discounts, financial institutions will be authorized to use presumed tax credits. During Phase 3, a platform was launched for the refinancing of bank and consumer debts of up to R$5,000 for debtors earning up to two minimum monthly wages.

BALANCE OF PAYMENTS

As of September 30, 2023, the current account registered a deficit of US$39.83 billion (1.92% of GDP) for the preceding 12-month period. For the same period, (i) the capital account registered a surplus of approximately US$330.70 million, (ii) the financial account registered a deficit of US$38.46 billion and (iii) foreign direct investment amounted to US$60.04 billion (2.89% of GDP).

As of November 8, 2023, the volume of international reserves amounted to US$343.51 billion.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2019 through 2022 and the budgeted amounts for 2023.

Table No. 3

Primary Balance of the Central Government (1)

(In Billions of Reais)

	2019	2020	2021	2022	2023 Budget(5)
1 – Total Revenues	2,029.1	1,763.2	2,144.2	2,352.3	2,372.9
1.1 – RFB Revenues (2)	1,175.5	1,080.7	1,328.4	1,414.7	1,469.7
1.2 – Fiscal Incentives	(0.1)	(0.2)	(0.2)	(0.1)	(0,07)
1.3 – Social Security Net Revenues	512.7	485.4	511.8	544.1	589.5
1.4 – Non-RFB Revenues	340.9	197.2	304.2	393.6	313.8
2 – Transfers by Sharing Revenue	357.7	317.0	392.3	464.8	458.4
3 – Total Net Revenue	1,671.3	1,446.2	1,751.9	1,887.5	1,914.5
4 – Total Expenditures	1,788.5	2,344.6	1,792.0	1,830.4	2,056.0
4.1 – Social Security Benefits	777.4	799.6	789.2	809.5	869.7
4.2 – Personnel and Social Charges	388.6	386.3	365.6	343.4	358.8
4.3 – Other Mandatory Expenditures	242.9	868.5	340.5	300.9	303.7
4.4 – Discretionary expenditures – Executive Branch	379.6	290.2	296.7	376.6	523.7
5 – Primary Balance (3)	(117.2)	(898.4)	(40.2)	57.1	(141.4)
6 – Methodological Adjustment	8.5	2.4	(0.4)	0.6	—
7 – Statistical Discrepancy	(0.7)	(4.7)	(0.5)	0.3	—
8 – Central Government Primary Balance (4)	(109.4)	(900.8)	(41.1)	58.0	(141.4)
9 – Nominal Interest	(385.1)	(321.2)	(449.1)	(509.3)	—
10 – Central Government Nominal Balance (4)	(494.5)	(1,222.0)	(490.2)	(451.3)	—

Note: Numbers may not total due to rounding.

(1)	Consolidated accounts of (i) the National Treasury; (ii) Social Security System; and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (RFB).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers.

(5)	Estimates in 2023 Budget Law and reviewed by the Primary Revenue and Expenditure Report (September 2023).

Source: National Treasury

2023 Budget

The 2023 Budgetary Guidelines set a nominal primary deficit of R$69.01 billion (0.66% of estimated GDP) for the consolidated public sector and R$65.9 billion for the central government in 2023. The latter does not include the following values, as of June 2023:

•

Expenditures of R$318.7 million deriving from judicial decisions payments (precatórios) as determined by Constitutional Amendment No. 113/2021, as well as an additional R$3,770.9 million of net precatórios payments that exceed federal government ICMS tax compensations to regional governments, according to Complementary Law No. 194/2022;

•	Expenditures of R$145.0 billion and R$22.9 billion as a consequence of Constitutional Amendment No. 126/2022.

The 2023 Budgetary Guidelines also include R$3,604.5 million in a partial compensation for the budgets of state-owned enterprises.

The 2023 Budgetary Guidelines were sent to Congress for approval on April 14, 2022 and were enacted on August 10, 2022. The macroeconomic parameters contemplated by the bill, as of September 2023 were:

Table No.4

Principal 2023 Budget Assumptions

As of September, 2023
Gross Domestic Product
Nominal GDP (billions of Reais) R$	10,725.01
Real GDP Growth	3.16%
Inflation
Domestic Inflation (IPCA)	4.85%

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE). There is no assurance that such assumptions will prevail, and it is likely that such outcomes will vary.

2024 Budget

The bill setting forth the 2024 Budgetary Guidelines includes a nominal primary deficit of R$13.31 billion (0.12% of estimated GDP) for the consolidated public sector in 2024.The macroeconomic parameters contemplated by the bill assume inflation at 3.5% and GDP growth of 2.3% for 2024. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions.

The following table sets forth the assumptions that were included in the 2024 Budgetary Guidelines Law bill. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions:

Table No. 5

Principal 2024 Budget Assumptions

As of April 14, 2023
Gross Domestic Product
Nominal GDP (billions of Reais)	11,502.5
Real GDP Growth	2.3%
Inflation
Domestic Inflation (IPCA)	3.5%

Source: Federal Budget Secretariat (SOF) and Economic Policy Secretariat (SPE).

The 2024 Budgetary Guidelines were sent to Congress on April 14, 2023.

On August 31, 2023, the annual budget bill was sent to Congress. The bill sets a zero primary deficit target for the central government that should be pursued in accordance with the new fiscal framework.

On November 7, 2023 Congress Budget Committee (“Comissão Mista de Orçamento” or “CMO”) approved the preliminary report on the draft of the PLDO 2024 for the 2024 Budget.

Fiscal Balance

In September 2023, the consolidated public sector registered a primary deficit of R$18.07 billion. For the 12-month period ended September 30, 2023, the accumulated balance registered a deficit of R$101.89 billion (0.97% of GDP).

In September 2023, the Brazilian Social Security System registered a deficit of R$21.09 billion, 11.51% higher (in real terms) than the deficit registered in September 2022. For the 12-month period ended September 30, 2023, the deficit of the Brazilian Social Security System totaled R$280.84 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended September 30, 2023, reached R$277.42 billion.

Golden Rule

Based on the most recent Assessment of Primary Revenues and Expenditures Report, published on September 22, 2023, the projected margin for compliance with the Golden Rule (as defined in “Public Debt—Golden Rule”) in 2023 is R$46.5 billion.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of September 30, 2023, Public Sector Net Debt was R$6,310.27 billion (59.96% of GDP) compared to R$5,487.49 billion (56.92% of GDP) as of September 30, 2022.

General Government Gross Debt

As of September 30, 2023, General Government Gross Debt was R$7,826.08 billion (74.36% of GDP) compared to R$7,262.41 billion (75.33% of GDP) as of September 30, 2022.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of September 30, 2023.

Table No. 6

Federal Public Debt Profile

as of September 30, 2023

	Sep/2023		Sep/2023	Aug/2023		Aug/2023	Sep/2022		Sep/2022
			%			%			%
Federal Public Debt (R$ bn)	R$	6,075.9	100.0%	R$	6,265.4	100.0%	R$	5,752.0	100.0%
Domestic	R$	5,834.1	96.0%	R$	6,027.9	96.2%	R$	5,495.5	95.5%
Fixed-rate	R$	1,595.4	27.3%	R$	1,558.1	25.8%	R$	1,615.4	29.4%
Inflation-linked	R$	1,872.2	32.1%	R$	1,855.3	30.8%	R$	1,721.7	31.3%
Selic rate	R$	2,344.3	40.2%	R$	2,593.1	43.0%	R$	2,134.6	38.8%
FX	R$	22.1	0.4%	R$	21.4	0.4%	R$	23.9	0.4%
Others		0.0	0.0%		0.0	0.0%		0.0	0.0%
External (R$ bn)	R$	241.8	4.0%	R$	237.5	3.8%	R$	256.5	4.5%
Maturity Profile
Average Maturity (years)		4.1			4.0			4.0
Maturing in 12 months (R$ bn)	R$	1,254.4		R$	1,348.7		R$	1,378.3
Maturing in 12 months (%)		20.6%			21.5%			24.0%

Source: National Treasury

Public Debt Management

As of October 31, 2023, the budget execution is below the Golden Rule margin, in the amount of R$59.58 billion.

Internal Public Debt

Internal Public Debt Levels

In accordance with the fiscal consolidation program promoted by the Federal Government, no new BNDES Early Repayments were settled in 2023. The ordinary payments including principal and interest totaled R$4.16 billion, as of October 31, 2023.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of October 31, 2023, the Federal Government had paid a total of R$61.4 billion in liabilities incurred by states and municipalities. The largest payments were attributed to (i) the State of Rio de Janeiro (R$33.88 billion), pursuant to the Special Recovery Regime (as defined in “Special Recovery Regime” in the “Public Debt” section), (ii) the State of Minas Gerais (R$15.03 billion), (iii) the State of Goiás (R$4.71 billion), (iv) the State of Rio Grande do Sul (R$2.00 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion). The Federal Government is currently prevented by the STF from recovering on any guarantees granted pursuant to the Special Recovery Regime.

On July 26, 2023, the Ministry of Finance launched the New Federative Cooperation Cycle (Novo Ciclo de Cooperação Federativa), a set of measures oriented to strengthen the relationship between federal and local governments. The initiative includes, among other measures, (i) adjustments to the CAPAG, the credit rating methodology, which is used to assess financial sustainability status of subnational governments that seek to qualify to obtain a National Treasury guarantee to new borrowings; (ii) reduction of the minimum population requirement for adhesion to the Plan of Fiscal Balance Progress (Plano de Promoção do Equilíbrio Fiscal or PEF, for its acronym in Portuguese) from 1 million inhabitants to 200 thousand inhabitants, so that smaller municipalities can benefit from PEF, which grants National Treasury guarantees in exchange for the municipality’s commitment to and compliance with fiscal consolidation measures; (iii) reduction of the minimum limit to guaranteed credit operations from R$30 million to R$20 million or R$10 million in the case of public-private partnerships; (iv) incentives to financial institutions that provide credit guaranteed by the federal government to subnational governments; (v) improvements in the Fiscal Recovery Regime including incentives for early exit of the regime, waiver for real growth of expenditures in case of compliance with the fiscal targets of the previous year, increasing of credit operations limits aimed at liability management, granting of federal government guarantees for public-private partnerships that reduce existing costs and the possibility of extending the regime from 9 to 12 years; (vi) altering Fiscal Responsibility Law article 35 to allow public banks to grant full guarantees to public-private partnership financial commitments instead of only to the investment amortization; and (vii) improvements in the Fiscal Responsibility Law to adopt prudential measures in case of cash mismatch by subnational governments.

External Public Debt

Securities Offerings in 2023

On April 5, 2023, the Federal Government issued US$2,250,000,000 of its Global Bonds due 2033. The bonds will pay interest of 6.000% per annum on April 20 and October 20 of each year, commencing on October 20, 2023, until maturity on October 20, 2033.